WeTrade Group Inc.

No 1 Gaobei South Coast, Yi An Men 111 Block 37

Chao Yang District, Beijing City

People Republic of China

March 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Michael C. Foland; Division of Corporation Finance

Re: WeTrade Group Inc.

Registration Statement on Form S-1

Filed March 6, 2020

File No. 333-233165

Dear Mr. Foland:

WeTrade Group Inc. (the “Company”, “WeTrade Group Inc.” “we”, “us” or “our”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 6, 2020, as amended, be accelerated so that it will be made effective at 9:30 A.M. Eastern Standard Time on March 30, 2020, or as soon thereafter practicable, in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Mr. Che Kean Tat is the principle accounting officer for the company and in this capacity of principle accounting officer for the company authorizes this request for effectiveness.

We would like to thank Mr. Foland for reviewing the request promptly and request that should you have further comments, forward them to our board of directors via email at keithche8383@outlook.com or telephone at +852-6796635.

Very truly yours,

/s/ Dai Zheng

Dai Zheng, Chief Executive Officer